Exhibit 99.3

GRANITE REIT Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for Granite Real Estate Investment Trust and Granite REIT Inc. Annual General and Special Meetings Date and Location of Meetings: When: June 9, 2022 10:00 a.m. (Toronto time) Where: Vantage Venues, 150 King Street West, 27th Floor, Main Dining Room, Toronto, Ontario Fold You are receiving this notice to advise you that the proxy materials for the above noted securityholders’ meetings are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://granitereit.com/investors/unitholder-shareholder-meetings/ OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the meeting materials in advance of the voting deadline and meeting date, all requests must be received no later than May 26, 2022. If you do request the meeting materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. Printed copies of the information circular will also be available for inspection by securityholders at the records office of Granite REIT Inc. located at Three Bentall Centre, Suite 2600, 595 Burrard Street, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the meetings. Fold For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy. To obtain paper copies of the materials after the meeting date, please contact 1-647-925-7500. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 303-562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-647-925-7500. 01TM2B

Securityholder Meeting Notice The resolutions to be voted on at the meetings are listed below: 1. Election of Trustees of Granite Real Estate Investment Trust, 2. Election of Directors of Granite REIT Inc., 3. Re-appointment of Auditor of Granite Real Estate Investment Trust, 4. Re-appointment of Auditor of Granite REIT Inc., 5. Advisory Resolution on Executive Compensation, 6. Ordinary resolution approving certain amendments to the Amended and Restated Declaration of Trust of Granite Real Estate Investment Trust dated December 20, 2017, as set forth in Appendix C of the Circular, 7. Special resolution approving an amendment to the Amended and Restated Declaration of Trust of Granite Real Estate Investment Trust dated December 20, 2017, as set forth in Appendix C of the Circular, 8. Special resolution approving certain amendments to the Articles of Granite REIT Inc., as set forth in Appendix D of the Circular, and 9. Ordinary resolution approving the Non-Employee Directors’ Deferred Share Unit Plan of Granite GP (as amended), as set forth in Appendix E of the Circular. Fold For disclosure related to each of these matters please refer to “Matters to be Acted Upon at the Meetings” in the information circular. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery ● No Annual Report (or Annual Financial Statements) is (are) included in this mailing Fold 01TM3G